EXHIBIT 99.1

December 17, 2012	News Release 12-20

SILVER STANDARD FILES NI 43-101 TECHNICAL REPORT ON THE
PITARRILLA PROJECT, DURANGO STATE, MEXICO

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that it has filed a technical report titled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “2012 Pitarrilla Technical Report”) in compliance with National Instrument 43-101 (“NI 43-101”) requirements and in support of the Company’s December 4, 2012 news release announcing the results of the Feasibility Study for its 100% owned Pitarrilla Project.  The 2012 Pitarrilla Technical Report is available on SEDAR at www.sedar.com and on the Company’s website at www.silverstandard.com.

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 484-8216
E-mail: invest@silverstandard.com

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